Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands

T: +44 (0)20 7822 5252	Weena 455
F: +44 (0)20 7822 5951/5898	3013 AL Rotterdam
www.unilever.com

T: +31 (0)10 217 4000
F: +31 (0)10 217 4798
www.unilever.com

Terence O’Brien, Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

9 September 2015

Dear Mr. O’Brien,

Re:                          Unilever N.V. (File No. 1-4547) and Unilever PLC (File No. 1-4546) (Unilever N.V. and Unilever PLC, together, “Unilever”)

I refer to your letter dated 27 August 2015 which set out a comment of the Staff of the Office of Manufacturing and Construction (the “Staff”) to the filings listed above. The text of the Staff’s comment is set out below, followed by our response.

Comment:

You made multiple revisions to your guarantor statements, which you discuss on page 24. We note that these revisions resulted in significant changes in certain amounts reported for 2013 and 2012 from the amount reported in Form 20-F for the year ended December 31, 2013. For example, in the income statement for the year ended December 31, 2013, all comprehensive income amounts changed, the net profit amount for Unilever parent entities changed from €5.3 billion to €4.8 billion, and total assets for non-guarantor subsidiaries changed from €15.7 billion to €76.3 billion. Please tell us how you determined that these revisions are not individually or collectively material to the financial statements as a whole. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Response:

During the preparation of the 2014 Form 20-F, it came to our attention that the presentation of our guarantor statements was not fully in accordance with S-X Rule 3-10 guidance. Accordingly, we reviewed our reporting against the guidance, our peers’ reporting, best practice and what information was considered most useful to readers of the financial statements.

As part of this review we considered our method for equity accounting of subsidiaries. IFRS and SEC Regulation provide little detail about the practical application of the equity method to subsidiaries and judgment is required, particularly in group structures with multiple intermediate companies and around the presentation of intra-group balances. We concluded that there were several areas that could be revised in order to improve the guarantor statements.

As a result we made changes which are detailed on page 24 of Form 20-F for the year ended 31 December 2014 with more information provided below.

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

1) Condensing the financial statements

Our review highlighted that several line items on the guarantor statements contained only immaterial balances or additional lines compared to the group financial statements and so could be combined. These changes help users to identify the key messages instead of seeing several immaterial items.

2) Removing equity earnings of non-controlling interests (NCI) from Unilever parent entities

In the 2013 Form 20-F guarantor statements we included the full consolidated income of the group in the net profit of the parent entities whereas in the 2014 Form 20-F we only included the Group shareholders net profit as follows:

€ million
2013 Net profit for parent entities per 2013 Form 20-F	5,263
Net profit attributable to NCI for 2013	(421)
2013 Net profit for parent entities per 2014 Form 20-F	4,842

3) Including equity earnings of subsidiaries within total comprehensive income

In the 2013 Form 20-F total comprehensive income did not include equity earnings of subsidiaries. From 2014 we include this balance in total comprehensive income to provide a more useful measure for the users. This impacted Unilever parent entities and Unilever United States Inc. as follows:

	Unilever parent entities	Unilever United States Inc.
	€ million	€ million
2013 Total comprehensive income per 2013 Form 20-F	3,234	(209)
Net profit attributable to NCI for 2013 (see above)	(421)	—
Equity earnings of subsidiaries for 2013	2,118	1,395
2013 Total comprehensive income per 2014 Form 20-F	4,931	1,186

4) Presentation of intercompany balances on the balance sheet of non-guarantor subsidiaries

On the balance sheet in the 2013 Form 20-F there was a €7.2 billion intragroup payable recognised in current assets and a €32.8 billion intragroup receivable recognised in current liabilities in the non-guarantor subsidiaries. In 2014 these amounts were reclassified to liabilities and assets respectively to avoid negative amounts in the non-guarantor subsidiaries column, and the eliminations shown in the eliminations column. The intercompany numbers reported remain unchanged.

In the 2013 Form 20-F the balance sheet guarantor information included an amount of €20.5 billion in the non-guarantor column for the line item ‘Net assets of subsidiaries (equity accounted).’ The 2014 Form 20-F removed this amount from the non-guarantor column and included it in the eliminations column as this amount does not represent a legal intercompany balance. This resulted in an increase to non-current assets in the non-guarantor column of €20.5 billion and an increase to the amount in the eliminations column by the same amount.

Determining materiality

For the purposes of determining whether the changes are individually or collectively material we considered all the relevant circumstances and have:

•               Evaluated the needs of the users of the financial statements;

•               Used a quantitative threshold in the first instance;

•               Considered whether it will impact the users of the financial statements including considering the nine points stated in SAB Topic 1:M; and

•               Considered both the rollover approach and the iron curtain approach in accordance with SAB Topic 1:N.

In determining the impact on the users of the financial statements we have considered the relative importance to users of the guarantor statements. We have also considered the relative importance of the individual columns on the users and that the issuer and guarantor columns provide more useful information compared to the reconciling columns of the non-guarantor and eliminations columns. Following consultation with relevant stakeholders including our investor relations and communications teams, peers’ reporting and the nature of the guarantors’ commitment to security holders, we also determined that the key guarantor statement line items from a user’s point of view are Net profit, Net current assets and Net assets of the guarantors and issuers.

Materiality of the revisions made

1) The revisions to condense and combine line items on the guarantor statements are not considered to be individually material because they are quantitatively immaterial and have no impact on the key guarantor statement line items.

2) Removing the equity earnings of NCI of €0.4 billion from the Unilever parent entities column is not considered individually material because:

•               Compared to the total net profit of the parent entities the change is quantitatively immaterial;

•               From a Unilever parent entities perspective the group accounts already provide detailed IFRS information, on a consolidated basis, better describing the performance of the entire group; and

•               Although the change impacts Net profit, which is a key guarantor statement line item, it does not meet any of the nine considerations stated in SAB Topic 1:M in particular it does not move the parent entities from a profit to a loss and does not mask or alter a change in earnings or trends or have any impact on loan covenants or other contractual requirements.

3) The revision to include equity earnings of subsidiaries in total comprehensive income is not considered individually material because although the differences are large (€2.1 billion for the parent entities and €1.4 billion for Unilever United States Inc.) the change does not affect any of the key guarantor statement line items.

4) The changes in presentation of the intercompany balances are not considered individually material because although the changes are significant in size and impact Net assets, which is a key guarantor statement line item, it only impacts the non-guarantor subsidiaries and the eliminations columns which are not significant to the users of the guarantor statements. The purpose of these columns is to facilitate a reconciliation from the guarantor and issuer entities to the group financial statements.

Collectively these revisions do not have a material impact on the financial statements as although they include significant amounts they do not impact the key information used by users of the financial statements. The total position of key guarantor statement line items of the guarantors and issuers, being the addition of Unilever Capital Corporation, Unilever parent entities and Unilever United States Inc., has not significantly changed due to the revisions.  Similarly the total position of the non-guarantor subsidiaries and the eliminations columns has not significantly changed.

We do not think that there is a substantial likelihood that a reasonable person would consider them individually or collectively material in the context of our registered securities. The changes are not considered material with reference to the nine considerations stated in SAB Topic 1:M or any other circumstances and factors that we can envisage.  We do not believe it is probable that the judgment of a reasonable person would have been changed or influenced by the revisions and we are not aware of any market volatility in relation to the numbers that have been revised. We have considered the iron curtain and rollover approaches in SAB Topic 1:N but there is no difference between the two in these instances.

Acknowledgement:

We also acknowledge, per the request in your letter, that:

•               Unilever is responsible for the adequacy and accuracy of the disclosure in the filing;

•               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               Unilever may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Thank you for your assistance thus far. Your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com, or, in his absence, to me at +44 207 822 5845 or jean-marc.huet@unilever.com.

Yours sincerely,

/s/ Jean-Marc Huet

Jean-Marc Huet
Chief Financial Officer

Unilever PLC & Unilever N.V.

cc:                             David Schwartz, Associate General Counsel — Corporation and Transactions, Unilever United States, Inc.

Paul Korolkiewicz, KPMG LLP

Eric Van Leeuwen, KPMG Accountants N.V.

John Baker, PriceWaterhouseCoopers LLP

Peter van Mierlo, PriceWaterhouseCoopers N.V

Thomas B. Shropshire, Jr, Linklaters LLP